Expert Dojo Inc.

(a California Corporation)

Audited Financial Statements

Period of January 1, 2020
through December 31, 2021

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Expert Dojo Inc.

Table of Contents



Independent Auditor's Report

September 15, 2022
To: Board of Directors of Expert Dojo Inc.
Attn: Brian Mac Mahon, CEO
Re: 2021 and 2020 Financial Statement Audit – Expert Dojo Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Expert Dojo Inc., which comprise the balance sheets as of December 31, 2021 and December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Expert Dojo Inc. as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Expert Dojo Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Expert Dojo Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Expert Dojo Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Expert Dojo Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
September 15, 2022

Expert Dojo, Inc.
BALANCE SHEETS
As of December 31, 2021 and December 31, 2020
(Audited)

ASSETS	2021	2020
Current Assets		
Cash and cash equivalents	$ 308,168	$ 48,279
Accounts receivable, net of allowance for doubtful accounts	55,000	40,000
Loans receivable	-	82,000
Due from related party	-	8,745
Total Current Assets	**363,168**	**179,025**
Total Assets	**$ 363,168**	**$ 179,025**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 38,762	$ 17,151
Credit cards	-	169
Deferred revenue	10,000	-
Accrued interest	768	283
Current portion of Paycheck Protection Program loan	1,957	-
Total Current Liabilities	**51,487**	**17,603**
Long-Term Liabilities		
Paycheck Protection Program loan	46,575	48,532
Officer loan payable	39,312	-
Loan payable - Anderson	-	100,000
Due to affiliate	533,500	443,500
Total Long-Term Liabilities	**619,387**	**592,032**
Total Liabilities	**670,874**	**609,635**
Stockholders' deficit		
Common Stock, $0.0001 par value; 12,000,000 shares authorized 10,296,760 shares issued and outstanding	1,029	1,041
Additional Paid in Capital - Common	515,471	525,459
SAFEs	920,000	-
Retained Earnings/(Accumulated Deficit)	(1,744,207)	(957,110)
Total Stockholders' Deficit	**(307,707)**	**(430,610)**
Total Liabilities and Stockholders' Equity	**$ 363,168**	**$ 179,025**

The accompanying footnotes are an integral part of these financial statements.

Expert Dojo, Inc.
INCOME STATEMENTS
For the Years Ended December 31, 2021 and December 31, 2020
(Audited)

	2021	2020
Revenues		
Program training	$ 661,383	$ 629,145
Cost of Revenues		
Program Training Costs	161,045	44,138
Gross Profit	**500,338**	**585,007**
Operating Expenses		
Advertising and marketing	57,564	7,738
Bad debt	60,000	90,000
General and administrative	210,780	189,849
Salaries and wages	439,302	179,361
Commissions	24,142	-
Contract labor	152,663	213,881
Rent	118,824	182,525
Legal and Professional services	245,884	70,444
Total Operating Expenses	**1,309,158**	**933,798**
Other Income (Expenses)		
Event sponsorship	27,553	18,466
Rental income	-	62,106
Other revenue	514	-
Interest expense	(6,345)	(283)
Total Other income (expense)	**21,723**	**80,289**
Net Income (Loss)	**$ (787,097)**	**$ (268,501)**

The accompanying footnotes are an integral part of these financial statements.

Expert Dojo, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2020 and December 31, 2020
(Audited)

	Common Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated deficit)	Total Stockholders' Equity
	Shares	Value ($ par)				
Balance as of December 31, 2019	**10,055,000**	**$ 1,006**	**$ 350,494**	**$ -**	**$ (688,609)**	**$ (337,109)**
Issuance of Common Stock	350,000	35	174,965	-	-	175,000
Net loss	-	-	-	-	(268,501)	(268,501)
Balance as of December 31, 2020	**10,405,000**	**1,041**	**525,459**	**-**	**(957,110)**	**(430,610)**
Issuance of Common Stock	158,760	16	124,984	-	-	125,000
Repurchase of Common Stock	(270,000)	(27)	(134,973)	-	-	(135,000)
Issuance of SAFE Notes	-	-	-	920,000	-	920,000
Net loss	-	-	-	-	(787,097)	(787,097)
Balance as of December 31, 2021	**10,293,760**	**$ 1,029**	**$ 515,471**	**$ 920,000**	**$ (1,744,207)**	**$ (307,707)**

The accompanying footnotes are an integral part of these financial statements.

Expert Dojo, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and December 31, 2020
(Audited)

		2021		2020
Cash Flows from Operating Activities				
Net Income (Loss)	$	(787,097)	$	(268,501)
Adjustments to reconcile net income (loss) to net cash provided by operations:				
Bad debt expense		60,000		90,000
Changes in operating assets and liabilities:				
Accounts receivable		(50,000)		(50,000)
Loan receivable		57,000		(132,000)
Accounts payable		21,611		17,151
Accrued expenses		(169)		169
Deferred revenue		10,000		(8,200)
Accrued Interest		485		283
Net cash provided by (used in) operating activities		**(688,170)**		**(351,098)**
Cash Flows from Investing Activities				
Advances to related parties		8,745		(6,277)
Net cash used in investing activities		**8,745**		**(6,277)**
Cash Flows from Financing Activities				
Advances from affiliate		90,000		175,000
Net borrowings on Officer Loan		39,312		-
Repayments on Loan Payable		(100,000)		
Issuance of SAFE Notes		920,000		-
Paycheck Protection Program Loan borrowings		-		48,532
Net issuance/(repurchase) of common stock		(10,000)		175,000
Net cash used in financing activities		**939,312**		**398,532**
Net change in cash and cash equivalents		**259,888**		**41,157**
Cash and cash equivalents at beginning of period		48,279		7,122
Cash and cash equivalents at end of period	$	**308,167**	$	**48,279**

The accompanying footnotes are an integral part of these financial statements.

EXPERT DOJO INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

Expert Dojo Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in California on January 2, 2015. The Company is an international early-stage startup accelerator that offers a training program to help startups win investment, scale, grow, and learn key business skills. The Company's headquarters are in California. The Company began operations in 2015.

The Company partners with its affiliate Expert Dojo Ventures LLC, which holds ownership and interest in accelerator startup companies (see Note 4).

Since inception, the Company has relied on contributions from owners, the issuance of Simple Agreements for Future Equity (SAFEs), and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include: Collectability of accounts receivable.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

EXPERT DOJO INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

The Company has no Fixed assets as of December 31, 2021 and 2020.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities as of December 31, 2021 and 2020 that required fair value measurements.

Income Taxes

The Company is taxed as a C Corp. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

EXPERT DOJO INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

The Company has operated at a loss since inception. The Company has a net operating loss (NOL) totaling approximately $589,140 and $74,944 as of December 31, 2021 and 2020, respectively. The NOL creates a deferred tax asset of $123,719 and $15,738 as of December 31, 2021 and 2020, respectively, with an assumed tax rate of 21%. A 100% allowance has been placed against this deferred tax asset until taxable income from operations can be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 and 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by earning training program fees as part of its accelerator program, which may range up to $20,000 per company. The Company also earns income from hosting events and collecting event admission fees. The payments are generally collected upfront. The Company has deferred revenue totaling $10,000 and $0 for 2021 and 2020, respectively. The Company's payments are generally collected upfront. The Company earned $689,450 and $709,718 respectively as of December 31, 2021 and 2020, net of returns and allowances for uncollected training fees.

Receivables and Credit Policy

Trade receivables are stated at the amount billed to the customer and are incurred in the ordinary course of business. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2021 and 2020, the Company had an allowance for doubtful accounts of $45,000 and $10,000 for program fees not yet paid, respectively.

	2021	2020
Gross Accounts Receivable	$ 100,000	$ 50,000
Allowance for doubtful accounts	(45,000)	(10,000)
Net Collectability of Accounts Receivable	$ 55,000	$ 40,000

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

EXPERT DOJO INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS

In May 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for $48,532. The loan matures on November 2027 and has an interest rate of 1.0%.

The Company's application for loan forgiveness was denied. The loan and accrued interest will require repayment. Accrued interest as of December 31, 2021 and 2020 totaled $283 and $768, respectively.

Future required principal payments are as follows for the years ending December 31,

2022	$	1,957
2023		9,288
2024		9,382
2025		9,476
2026		9,571
2027		8,858
Total:	$	48,532

NOTE 4 – RELATED PARTY

The Company works in tandem with its affiliate Expert Dojo Ventures LLC, a California Limited Liability Company ("Ventures"). Ventures was formed for the purpose of holding interest in the startup portfolio of companies that go through the Company's accelerator program. Ventures invests in the startup companies accepted into the accelerator program in exchange for various equity interests. Ventures and the Company operate under an agreement that current and future training fees earned from providing various services and training sessions to each startup company will be earned by the Company only. If the Expert Dojo brand was acquired, both the Company and Ventures would be required to be collectively acquired. Ventures does not earn revenue or incur operating expenses.

As of December 31, 2021 and 2020, the Company had intercompany payables of $533,500 and $443,500, respectively.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021 and 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

Common Stock

The Company authorized 12,000,000 shares of common stock at $0.0001 par value and 2,500,000 shares of preferred stock at $0.0001 par value.

In 2020, the Company issued 350,000 Class C Common shares for $175,000. In 2021, the Company had issued an additional 158,760 Class C Common shares for $125,000. The Company also repurchased 270,000 of Class C Common shares.

EXPERT DOJO INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

As of December 31, 2021 the Company had 10,293,760 Class C common shares and 0 Class A Preferred shares issued and outstanding. As of December 31, 2020 the Company had 10,405,000 Class C common shares and 0 Class A Preferred shares issued and outstanding.

Additional Paid-In Capital – SAFEs

In 2021, the Company issued SAFE notes totaling $920,000. The SAFEs are automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 82% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $32,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. The SAFEs are still outstanding as of December 31, 2021.

NOTE 7 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

During 2021 it was discovered that a $100,000 loan originating in 2018 was improperly recorded revenue as opposed in financial statements of the Company. This resulted in an understated loan payable by $(100,000) and overstated retained earnings by $100,000 for the years ending December 31, 2019, 2020 and 2021. The accompanying 2021 and 2020 financial statements have been restated accordingly.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 (see Note 8 – Subsequent Events).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Office Leases

The Company leases its operating and office facilities under a one-year, revocable with 60 day notice operating lease agreement. The lease expires on February 28, 2022. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

After the year ended December 31, 2021, the minimum guaranteed lease fees are $9,975 per month in 2022 until lease expiration.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise

EXPERT DOJO INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Loan Received from Stockholder

On July 7, 2022, the Company received a $100,000 promissory note from Daylight Investors LLC, a financial partner who invests in various companies in the Cohort, with a maturity date of October 7, 2022.

Equity Raise

The Company is currently working on an Equity raise for up to $2,500,000 to fund operations.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $250,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through September 15, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.